FINANCIAL STATEMENTS AND SUPPLEMENTAL
INFORMATION

Valley Financial Management, Inc.
(A Wholly-Owned Subsidiary of Valley National Bank)
Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III
FACING PAGE

SEC FILE NUMBER
8-52993

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____01/01/2025____ AND ENDING ____12/31/2025____

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>Valley Financial Management, Inc.</u>

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

350 Madison Avenue, 4th Floor

(No. and Street)

New York   **NY**   **10017**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jamie Mayo   **(917) 207-5323**   **jmayo@valley.com**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP

(Name – if individual, state last, first, and middle name)

1301 Avenue of the Americas, 7th Floor	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

10/14/2003   **#596**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

**FOR OFFICIAL
USE ONLY**

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Joseph Colleran, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Valley Financial Management, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

2-24-26

Joseph Colleran

President

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement ofcomprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR

240.17a-5 or 17CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12,as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, ora statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CohnReznick LLP
cohnreznick.com

<u>Report of Independent Registered Public Accounting Firm</u>

To the Board of Directors and Shareholder
of Valley Financial Management, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Valley Financial Management, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as the Company's auditor since 2019.

New York, New York
February 24, 2026

Valley Financial Management, Inc.
(A Wholly-Owned Subsidiary of Valley National Bank)
Statement of Financial Condition
As of December 31, 2025

Assets

Cash	$	269,965
Deposit with clearing organization		100,000
Receivable from clearing organization		2,007,776
Money market investment		26,971,696
Accounts receivable		41,652
Deferred tax assets		339,830
Total assets	**$**	**29,730,919**

Liabilities and shareholder's equity
Liabilities:

Payable to Parent, net	$	902,029
Salaries and wages payable		1,625,404
Accounts payable		88,462
Total liabilities		**2,615,895**

Shareholder's equity:

Common stock, $1 par value; authorized, 100 shares, 10 shares issued and outstanding	10
Additional paid-in capital	3,115,537
Retained earnings	23,999,477
Total shareholder's equity	**27,115,024**
Total liabilities and shareholder's equity	**$ 29,730,919**

See accompanying notes.

Valley Financial Management, Inc.
(A Wholly Owned Subsidiary of Valley National Bank)
Notes to Financial Statements
December 31, 2025

1. Organization and Summary of Significant Accounting Policies

Valley Financial Management, Inc. ("VFM" or the "Company") is a wholly-owned subsidiary of Valley National Bank ("VNB" or the "Parent"), which is a wholly-owned subsidiary of Valley National Bancorp ("VNB Corp."). The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides brokerage and advisory services to customers.

On April 1, 2022, the merger between Valley National Bancorp and Bank Leumi Le-Israel Corporation ("BLL Corp.") closed, resulting in the current organizational structure.

The merger was announced in September 2021 and approved by FINRA in January 2022. Upon closing of the merger, Leumi Investment Services Inc. ("LISI") rebranded to Valley Financial Management, Inc. LISI was a wholly-owned subsidiary of Bank Leumi USA ("BLUSA"), which was a wholly-owned subsidiary of BLL Corp. BLUSA merged into Valley National Bank.

The Company clears all of its securities through a third party broker-dealer on a fully disclosed basis. As such, the Company is exempt from the provisions of SEC Rule 15c3-3 (the "Customer Protection Rule") under the Securities and Exchange Act of 1934.

The following is a summary of significant accounting policies:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period in the accompanying financial statements. Such estimates include valuation, the useful lives of equipment and leasehold improvements, and realization of deferred tax assets. Actual results could differ from such estimates.

Credit losses are estimated based on historical loss information. No historical losses occurred or were expected to occur; therefore, no allowance for credit losses is necessary.

Investment in Debt Securities

Investment in debt securities, which are held for investment purposes, consist of U.S. Government Treasury Notes and are stated at fair value with both realized and unrealized gains and losses recognized in the current period earnings.

Receivable from Clearing Organization

Receivable from clearing organization consists of cash balances held at a third-party clearing broker-dealer.

Money Market Investment

Money market investment consists of readily convertible interest-earning money market assets held at a third-party clearing broker-dealer.

Valley Financial Management, Inc.
(A Wholly Owned Subsidiary of Valley National Bank)
Notes to Financial Statements
December 31, 2025

Payable to Parent, Net

Payable to Parent, net consists of obligations due to Valley National Bank. The Company settles these payables on a net basis.

2. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2025, the Company had net capital of $26,194,108, which was $25,944,108 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was 9:1.

The Company has entered into a written agreement with its clearing firm which requires the clearing firm to perform a "Proprietary Accounts of Brokers-Dealers ("PAB") reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

3. Income Taxes

VFM is subject to the income tax laws of the U.S., its states, and municipalities. The income tax laws of the jurisdictions in which we operate are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. In establishing a provision for income tax expense, VFM must make judgments and interpretations about the application of these inherently complex tax laws to our business activities, as well as the timing of when certain items may affect taxable income.

Our interpretations may be subject to review during examination by taxing authorities and disputes may arise over the respective tax positions. We attempt to resolve these disputes during the tax examination and audit process and ultimately through the court systems when applicable. VFM monitors relevant tax authorities and revise our estimate of accrued income taxes due to changes in income tax laws and their interpretation by the courts and regulatory authorities on a quarterly basis. Revisions of our estimate of accrued income taxes also may result from our own income tax planning and from the resolution of income tax controversies. Such revisions in our estimates may be material to our operating results for any given quarter.

The provision for income taxes is composed of current and deferred taxes. Deferred taxes arise from differences between assets and liabilities measured for financial reporting versus income tax return purposes. Deferred tax assets are recognized if, in management's judgment, their realizability is determined to be more likely than not. VFM performs regular reviews to ascertain the realizability of our deferred tax assets. These reviews include management's estimates and assumptions regarding future taxable income, which also incorporate various tax planning strategies. In connection with these reviews, if we determine that a portion of the deferred tax asset is not realizable, a valuation allowance is established. Management determined it is more likely than not that VFM will realize its net deferred tax assets as of December 31, 2025.

VFM also maintains, when necessary, a reserve related to certain tax positions that management believes contain an element of uncertainty. An uncertain tax position is measured based on the largest amount of benefit that management believes is more likely than not to be realized.

The tax effects of temporary differences that gave rise to the significant portions of the deferred tax assets and liabilities as of December 31, 2025 were as follows:

Deferred tax assets:	
Accrued bonus	**$434,757**
Total deferred tax assets	**434,757**
Deferred tax liabilities:	
Other	—
Total deferred tax liabilities	—
Valuation allowance	—
Net deferred tax assets	**$434,757**

VFM uses the asset and liability method to provide income taxes on all transactions recorded in the financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the enacted tax rates that will be in effect when the underlying items of income and expense are expected to be realized. Based upon taxes paid and projections of future taxable income over the periods in which the net deferred tax assets are deductible, management believes that it is more likely than not that VFM will realize the benefits of these deductible differences.

VFM does not have an unrecognized tax benefit recorded as of December 31, 2025. VFM's policy is to report interest and penalties, if any, related to unrecognized tax benefits in income tax expense. VFM monitors its tax positions for the underlying facts, circumstances, and information available including changes in tax laws, case law, and regulations that may necessitate subsequent de-recognition of previous tax benefits. During the year ended December 31, 2025, there were no interest or penalties recorded through income tax expense.

VFM files income tax returns in U.S. federal and various state jurisdictions. For federal, state and local purposes, VFM is included in the consolidated tax return filed by the Parent. Pursuant to the tax sharing agreement, and in accordance with Accounting Standards Codification ("ASC") 740, Income Taxes, VFM computes its federal tax liability on a separate company basis. The corresponding income tax payable (or receivable) is presented as a due to (or from) the Parent. State and local income tax returns are prepared on a separate-return basis in tax jurisdictions where separate filing is required.

With few exceptions, VFM is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2021. VFM is under routine examination by various state jurisdictions. We expect the examinations to be completed within the next 12 months. VFM has considered, for all open audits, any potential adjustments in establishing our reserve for unrecognized tax benefits as of December 31, 2025.

4. Related-Party Transactions

During 2025, VFM did not pay any dividends to its Parent, Valley National Bank.

The Company had cash of $269,965 held in interest-free checking accounts with the Parent as of December 31, 2025.

Pursuant to a service agreement, the Parent provides certain operating and other administrative support facilities and services to the Company. Such facilities and services include treasury management and operation, use of office space, payroll, accounting, and other administration.

For the year ended December 31, 2025, the Company had a payable to the Parent of $902,029. The Company pays the payable to the Parent on a periodic basis.

5. Financial Instruments with Off-Balance Sheet Credit Risk and Concentration of Credit Risk

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts, because the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has guaranteed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no guaranteed liability is carried on the statement of financial condition for these transactions. As of December 31, 2025, there were no amounts owed to the clearing broker by these customers.

The Company utilizes the services of a clearing broker for the settlement of its introduced customers' securities transactions. These activities may expose the Company to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts. The Company's liability under these arrangements is not quantifiable.

The Company maintains cash and cash equivalent balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation ("SIPC"). The Company has not experienced any losses related to amounts in excess of FDIC and SIPC limits.

6. Commitments and Contingencies

The Company is subject to certain legal actions which arise out of the normal course of business. Management believes that the resolution of any litigation or investigation will not have a material adverse effect on the financial condition or results of operations of the Company.

7. Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for

considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar products in markets that are not active; and model derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Model derived valuations in which one or more significant inputs or significant value drivers are unobservable.

As of December 31, 2025, money market investments totaled $26,971,696. Money market investments are classified as Level 1 in the fair valuation hierarchy.

VFM held no other securities as of December 31, 2025.

8. Subsequent Events

Management has evaluated whether events or transactions have occurred after December 31, 2025, that would require recognition or disclosure in these financial statements through February 24, 2026, the date of issuance of these financial statements. Accordingly, management has determined that there were no subsequent events that require adjustment to, or disclosure in, the financial statements.